                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                            Telenetics Corporation
           --------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
           --------------------------------------------------------
                        (Title of Class of Securities)


                                   87943P408
           --------------------------------------------------------
                                (CUSIP Number)

                              William C. Saunders
                              5735 Prestwick Lane
                               Dallas, TX  75252
                                 (972)732-0712

                                With a copy to:
                           Sally A. Schreiber, Esq.
                        Munsch Hardt Kopf & Harr, P.C.
                              4000 Fountain Place
                               1445 Ross Avenue
                               Dallas, TX  75202
                                (214) 855-7500
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                January 7, 2000
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S) (S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

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                                                               Page 2 of 6 Pages

CUSIP No. 87943P408                 Schedule 13D

-------------------------------------------------------------------------------
(1) Names of reporting person. I.R.S. Identification Nos. of Above
    Person
    William C. Saunders
-------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member       (a) [ ]
                                                (b) [X]
-------------------------------------------------------------------------------
(3) SEC Use Only ___________________
-------------------------------------------------------------------------------
(4) Source of Funds
    PF
-------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)
                                           [ ]
-------------------------------------------------------------------------------
(6) Citizenship or Place of Organization
    United States of America
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting                1,416,179/1/
 Person With                 --------------------------------------------------
                              (8) Shared Voting
                                    Power
                                  1,100,000/2/

                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                                  1,416,179/1/
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
                                  1,100,000/2/
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,516,179/3/
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     [ ]
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     19.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person
     IN
-------------------------------------------------------------------------------


-------------------------
/1/ Of these shares, 168,750 are actually owned by the Reporting Person and 1,247,129 are not currently owned but may be acquired if certain conditions are met.

/2/ These shares are shares that Saunders & Parker, Inc., a Texas corporation ("S&P"), of which the Reporting Person is an executive officer, director, and 50% shareholder, does not currently own but may acquire. Of these shares, 600,000 are subject to an exercisable option held by S&P and 500,000 are pledged to S&P.

/3/ See notes 1 and 2 above.
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                                                               Page 3 of 6 Pages

ITEM 1.  SECURITY AND ISSUER

         Common stock, no par value, of Telenetics Corporation, a California corporation ("Common Stock") whose principal executive offices are at 25111 Arctic Ocean, Lake Forest, CA 92630 ("Telenetics")

ITEM 2.  IDENTITY AND BACKGROUND

         (a) The name of the Reporting Person (herein so called) is William C. Saunders.

         (b) The Reporting Person's business address is c/o Saunders & Parker, Inc., 5735 Prestwick Lane, Dallas, TX 75252.

         (c) The Reporting Person's present principal occupation is as Co-President of S&P, which has its principal business and office address at 5735 Prestwick Lane, Dallas, TX 75252. The principal business of S&P is consulting and investment.

         (d) In the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) In the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding the Reporting Person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  The Reporting Person is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Reporting Person acquired 168,750 shares of Common Stock and the potential to receive up to an additional 1,247,429 shares of Common Stock as consideration for the sale of 2,250 shares of common stock of eflex Wireless, Inc., a Delaware corporation ("eflex"), owned by the Reporting Person pursuant to the terms of that certain Stock Purchase Agreement dated January 7, 2000 (the "Stock Purchase Agreement"), executed by Telenetics, the Reporting Person, and others, a copy of which is filed as an exhibit to this Schedule 13D.

         The Reporting Person is a Co-President, director, and 50% shareholder of S&P. As a result, the Reporting Person may also be deemed to be the beneficial owner of the 1,100,000 shares of Common Stock that are deemed to be beneficially owned by S&P. Of those 1,100,000 shares, six hundred thousand are subject to options (the "Options") held by S&P that are presently exercisable at $1.75 per share and the remaining five hundred thousand shares (the "Pledged Shares") are held by S&P as security for payment of a note, all as discussed in more detail below.

         S&P beneficially owns the Options pursuant to that certain Non-Qualified Stock Option Agreement dated January 7, 2000, executed by Telenetics("Non-Qualified Stock Option Agreement"), a copy of which is filed as an exhibit to this Schedule 13D. The Options were granted by Telenetics as partial consideration for the services to be provided by S&P under that certain Consulting Agreement, dated January 7, 2000

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                                                               Page 4 of 6 Pages

         ("Consulting Agreement"), executed by Telenetics and S&P. A copy of the Consulting Agreement is filed as an exhibit to this Schedule 13D.

         The Pledged Shares were pledged to S&P pursuant to that certain Pledge Agreement dated January 7, 2000 ("Stock Pledge Agreement"), executed personally by Michael A. Armani, the President and a director of Telenetics, which was executed in connection with that certain Guaranty dated January 7, 2000 (the "Guaranty"), executed by Michael A. Armani, which, in turn, was executed in connection with that certain Promissory Note dated January 7, 2000 (the "Note"), executed by Telenetics and payable to the order of S&P. The Note evidences certain liabilities assumed by Telenetics in connection with the Stock Purchase Agreement.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Person, among others, owned shares of the common stock of eflex. Telenetics desired to purchase all of the outstanding shares of eflex. After negotiations between the individual shareholders of eflex and Telenetics, each share of common stock of eflex was purchased by Telenetics for 75 shares of Common Stock of Telenetics and the right to receive up to an additional 554.4 shares of Common Stock through an earn-out provision in the Stock Purchase Agreement./4/ The Reporting Person acquired beneficial ownership of the shares of Common Stock under the Stock Purchase Agreement for investment purposes. Pursuant to the Stock Purchase Agreement, Telenetics will use its best efforts to elect either the Reporting Person or Terry S. Parker ("Parker"), the other Co-President of S&P, to the board of directors of Telenetics. If the Reporting Person is not elected to the board of directors, he will be an adviser to the board of directors of Telenetics. Each of the Reporting Person and Parker became an adviser to the Telenetics board of directors on January 7, 2000.

         For information concerning the purpose for the acquisition of beneficial ownership of Common Stock by S&P that the Reporting Person may be deemed to beneficially own, please see Item 4 of the Schedule 13D executed by S&P on January 18, 2000, with respect to Telenetics, a copy of which is filed as an exhibit to this Schedule 13D, which information is incorporated herein by reference.

         Except as set forth above, the Reporting Person does not currently have any plans or proposals with respect to any of the matters described in
         (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Number of shares of Common Stock deemed to be beneficially owned by Reporting Person: 2,516,179

              Percentage of class of securities deemed to be beneficially owned by Reporting Person: 19.6%

         (b) Number of shares deemed to be beneficially owned by Reporting Person as to which it has the sole power to vote: 1,416,179

-------------------------
/4/ If the conditions for the earn-out shares are met, an aggregate of 5,544,129 additional shares of Common Stock of Telenetics will be issued to the former shareholders of eflex but, in accordance with SEC regulations, only the additional shares to be issued to the Reporting Person are used in calculating the percentage of shares beneficially owned by the Reporting Person.
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                                                               Page 5 of 6 Pages

              Number of shares deemed to be beneficially owned by Reporting Person as to which it has the shared power to vote: 1,100,000

              Number of shares deemed to be beneficially owned by Reporting Person as to which it has the sole power to dispose: 1,416,179

              Number of shares deemed to be beneficially owned by Reporting Person as to which it has the shared power to dispose: 1,100,000

              The power to vote and dispose of the 600,000 shares subject to the Options and the 500,000 Pledged Shares would be held by S&P if the Options were exercised and/or an event of default under the Stock Pledge Agreement exists, respectively. Parker, a Co-President, director and 50% Shareholder of S&P, and the Reporting Person, who is also a Co-President, director, and 50% shareholder of S&P, would share the right to vote or to direct the vote and the power to dispose or influence the disposition of such shares as a result of such positions. For information on Parker and S&P, please see
              Item 2 of the Schedule 13D executed by each of them on January 18, 2000, with respect to Telenetics, a copy of each of which is filed as an exhibit to this Schedule 13D, which information is incorporated herein by reference.

         (c) The Reporting Person has not had any transactions in Telenetics Common Stock, except as described herein. The transactions described herein occurred on January 7, 2000.

         (d) Except as described in Item 5(b), no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities listed in Item 5(a).

         (e)  Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Reference is made to the Stock Purchase Agreement, the Non-Qualified Stock Option Agreement, the Consulting Agreement, the Stock Pledge Agreement, the Guaranty, and the Note. A copy of each of the aforementioned is filed as an Exhibit to this Schedule 13D filing. For information on Parker and S&P, as required in Instruction C, please see
         Item 6 of the Schedule 13D executed by each of them on January 18, 2000, with respect to Telenetics, a copy of each of which is filed as an exhibit to this Schedule 13D, which information is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following agreement is filed as an exhibit to this Schedule 13D;
         (1)  Stock Purchase Agreement
         (2)  Non-Qualified Stock Option Agreement
         (3)  Consulting Agreement
         (4)  Stock Pledge Agreement
         (5)  Guaranty
         (6)  Note
         (7)  Schedule 13D of S&P with respect to Telenetics dated
              January 18, 2000
         (8)  Schedule 13D of Parker with respect to Telenetics dated
              January 18, 2000

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                                                               Page 6 of 6 Pages

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       January 18, 2000
                                       ----------------------------------------
                                       (Date)

                                       /s/ William C. Saunders
                                       ----------------------------------------
                                       (Signature)

                                       William C. Saunders